UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on May 12, 2023

DATE, TIME AND PLACE: On May 12, 2023, at 2 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the acknowledgment of the resignation submitted by Mr. André de Carvalho Novaes to the position of Officer without specific designation of the Company; and (ii) To elect, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors by unanimously approved:

(i)     the acknowledgment of the resignation presented by the Officer without specific designation of the Company, Mr. André de Carvalho Novaes, Brazilian, married, economist, holder of the Identity Card RG No. 39,843,813 SSP / SP, registered with the CPF/MF under No. 005,032,677-59, pursuant to the Letter of Resignation filed at the Company's headquarters; and

(ii)    approved the election, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, the following members to compose the Company’s Board of Executive Officers: as Chief Executive Officer, Mr. Mario Roberto Opice Leão, Brazilian, married, engineer, holder of the Identity Card RG No. 24752106 SSP/SP, registered with the CPF/MF under No. 248.745.618-37; as Vice-President Executive Officer and Investors Relations Officer, Mr. Gustavo Alejo Viviani, Argentinean, married, economist, holder of the Alien Identity Card RNE No. W043215-H, registered with the CPF/MF under No. 213.003.878-66; as Vice-President Executive Officers Messrs. Alessandro Tomao, Brazilian, married, lawyer, holder of the OAB Identity Card No. 187,287, registered with the CPF/MF under No. 265,010,568-29; Andrea Marques de Almeida, Brazilian, divorced, engineer, holder of the Identity Card RG nº. 07.648.624-0 DETRAN/RJ, registered in the CPF/MF under no. 014.701.357-79; Antonio Pardo de Santayana Montes, Spanish, married, economist, holder of the Identity Card for Foreigners RNE No. V569506-B, registered with the CPF/MF under No. 233.431.938-44; Carlos José da Costa André, Brazilian, divorced, engineer,

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holder of the identity card RG nº 05935301-1 SSP/SP and registered with the CPF/MF under nº 834.157.697-04; Ede Ilson Viani, Brazilian, married, accountant, holder of the Identity Card RG No. 17,488,375 SSP / SP, registered with the CPF/MF under No. 064,923,468-58; Elita Vechin Pastorelo Ariaz, Brazilian, married, lawyer, holder of Identity Card RG No. 19,375,390-X SSP/SP, registered with the CPF/MF under No. 142.004.528-80; Gilberto Duarte de Abreu Filho, Brazilian, married, engineer, holder of the identity card RG nº 22.884.756-4 SSP/SP and registered with the CPF/MF under nº 252.311.448-86; Jean Pierre Dupui, Brazilian, married, economist, holder of the Identity Card RG No. 0.482.407-5 SSP/AM, registered with the CPF/MF under No. 314.645.212-04; Renato Ejnisman, Brazilian, married, banker, holder of the identity card RG nº 13.440.778 SSP-SP and enrolled in the CPF/MF under n° 136.865.628-55; Maria Teresa Mauricio da Rocha Pereira Leite, Brazilian, married, administrator, holder of the Identity Card RG No. 17004145-1 SSP/SP registered with the CPF/MF under No. 115.673.618-89; and Vanessa de Souza Lobato Barbosa, Brazilian, married, business administrator, holder of the Identity Card RG No. MG-4,375,275 SSP/MG, registered with the CPF/MF under No. 758,525,866-68; and as Officers without specific designation Messrs. Adriana Marques Lourenço de Almeida, Brazilian, divorced, business administrator, holder of the Identity Card RG nº 24.833.129-2 SSP-SP, registered with the CPF/MF under nº 183.551.068-06; Ana Paula Neves Granieri Domenici, Brazilian, married, economist, holder of the identity card RG nº 18.601.054-0 SSP/SP and registered with the CPF/MF under nº 266.250.488-95; Ana Paula Vitali Janes Vescovi, Brazilian, married, economist, holder of the RG Identity Card No. 724203 SPTC/ES, registered with the CPF/MF under No. 862.654.587-87; Alexandre Guimarães Soares, Brazilian, single, banker, holder of the Identity Card RG nº. 18.299.227-5 SSP-SP, registered in the CPF/MF under the nº. 126,841,648-78; André Juaçaba de Almeida, Brazilian, married, banker, holder of the Identity Card RG nº. 10451742-0 IFP-RJ, registered in the CPF/MF under the nº. 043.029.217-14; Carlos Aguiar Neto, Brazilian, married, engineer, holder of the Identity Card RG No. 19129986 SSP / SP, enrolled in the CPF/MF under No. 153.127.368-80; Celso Mateus De Queiroz, Brazilian, married, banker, holder of the Identity Card RG nº. 21.471.667-3 SSP-SP, registered with the CPF/MF under No. 152,897,928-13; Claudenice Lopes Duarte, Brazilian, divorced, journalist, holder of the Identity Card RG No. 22.124.037-8 SSP/SP, registered with the CPF/MF under No. 116.689.928-41; Daniel Mendonça Pareto, Brazilian, married, lawyer, registered with OAB/RJ 113.062 and CPF/MF under No. 043.546.967-38; Flávia Davoli, Brazilian, divorced, computer scientist, holder of the identity card RG No. 28000091 SSP/SP and enrolled in the CPF/MF under No. 250.810.328-40; Francisco Soares da Silva Junior, Brazilian, married, banker, holder of the Identity Card RG No. 875.255 SSP-MA, registered with the CPF/MF under No. 407.944.313-72; Franco Luigi Fasoli, Brazilian, single, business administrator, holder of the Identity Card RG No. 25,215,240-2 SSP /SP, registered with the CPF/MF under No. 251,608,448-05; Geraldo José Rodrigues Alckmin Neto, Brazilian, married, banker, holder of the Identity Card RG No. 35,777,777-3 SSP /SP, registered with the CPF/MF under No. 222,236,558-90; Germanuela de Almeida de Abreu, Venezuelan, divorced, economist, holder of the Identity Card for Foreigners RNE No. V331832-X, registered with the CPF/MF under No. 057.546.967-60; Gustavo de Souza Fosse, Brazilian, divorced, administrator, holder of the Identity Card RG No. 873.205-ES, enrolled in the CPF/MF under No. 978.160.007-15; Igor Mario Puga, Brazilian, divorced, publicist, holder of the Identity Card RG No. 32.177.078-X SSP/SP, registered with the CPF/MF under No. 226.258.728-02; Jean Paulo Kambourakis, Brazilian, married, banker, holder of the Identity Card RG No. 28436995 SSP / SP, enrolled in the CPF/MF under No. 296.938.838-37; Luciana de Aguiar Barros, Brazilian, single, banker, holder of the Identity Card RG No. 32.756.618-8 SSP-SP,

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registered in the CPF/MF under No. 299,570,508-00; Luis Guilherme Mattoso de Oliem Bittencourt, Brazilian, married, engineer, holder of the Identity Card RG No. 24,855,630 SSP/SP, registered with the CPF/MF under No. 154,184,778-46; Luiz Masagão Ribeiro Filho, Brazilian, married, business administrator, holder of the Identity Card RG No. 24,105,527-1 SSP/SP, registered with the CPF/MF under No. 214,670,788-75; Marilize Ferrazza Santinoni, Brazilian, married, banker, holder of the Identity Card RG No. 54.192.913-6 SSP-SP, registered with the CPF/MF under No. 415.586.770-20; Murilo Setti Riedel, Brazilian, married, administrator, holder of the Identity Card RG nº. 11.794.049-5 SSP-SP, registered in the CPF/MF under the nº. 064.452.198-88; Paulo César Ferreira de Lima Alves, Brazilian, married, banker, holder of the Identity Card RG nº. 20.211.278.57-7 SSPDS-CE, registered with the CPF/MF under no. 413.111.244-20; Paulo Fernando Alves Lima, Brazilian, married, banker, holder of the identity card RG nº 20.890.231 SSP-SP and enrolled in the CPF/MF under n° 820.012.940-34; Paulo Sérgio Duailibi, Brazilian, married, banker, holder of the Identity Card RG nº. M-3.453693 SSP-MG, registered with the CPF/MF under No. 527,575,876-68; Ramón Sánchez Santiago, Spanish, married, bachelor of law, RNE No. G462194-I, enrolled in the CPF/MF under No. 241.262.398-80; Reginaldo Antonio Ribeiro, Brazilian, married, economist, holder of the Identity Card RG No. 18.108.147-7 SSP/SP, registered with the CPF/MF under No. 091.440.778-31; Ricardo Olivare de Magalhães, Brazilian, in stable union, banker, holder of the Identity Card RG No. 26,239,950-7 SSP-SP, enrolled in the CPF/MF under No. 303,533,658-07; Richard Flavio Da Silva, Brazilian, married, banker, holder of the identity card RG nº 25953760-3 SSP/SP and registered with the CPF/MF under nº 262.122.578-09; Roberto Alexandre Borges Fischetti, Brazilian, divorced, economist, holder of the Identity Card RG No. 24779964 SSP / SP, enrolled in the CPF/MF under No. 262.123.698-79; Robson de Souza Rezende, Brazilian, divorced, statistician, holder of the Identity Card RG No. 07161316-0 IFP/RJ, registered with the CPF/MF under No. 847.670.657-04; Rogério Magno Panca, Brazilian, married, economist, holder of the Identity Card RG 19.378.856-1SSP/SP, registered with the CPF/MF under No. 085.035.618-08; Sandro Kohler Marcondes, Brazilian, married, business administrator, holder of the Identity Card RG No. 34819599 SSP / PR, enrolled in the CPF/MF under No. 485.322.749-00; Sandro Mazerino Sobral, Brazilian, married, economist, holder of the Identity Card RG nº. 24.353.856-X SSP/SP, registered in the CPF/MF under no. 181,856,878-03; Sandro Rogério da Silva Gamba, Brazilian, married, engineer, holder of the RG Identity Card No. 24885811- SSP / SP, registered with the CPF/MF under No. 153.803.238-47; Thomaz Antonio Licariao Rocha, Brazilian, single, publicist, holder of the Identity Card RG nº. 27.078.780-X SSP-SP, registered in the CPF/MF under the nº. 253,027,428-29; Tiago Celso Abate, Brazilian, married, banker, holder of the Identity Card RG nº. 33.053.431-2 SSP-SP, registered in the CPF/MF under the nº. 217,489,338-09; Vanessa Alessi Manzi, Brazilian, divorced, lawyer, holder of the identity card RG nº 25.732.913-4 SSP/SP and registered with the CPF/MF under no. 177.818.078-71; and Vitor Ohtsuki, Brazilian, married, engineer, holder of the RG Identity Card No. 23819545 SSP/SP, registered with the CPF/MF under No. 261.300.018-00 ; all with a business address at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

It remains recorded in the minutes that: (i) the elections approved above were recommended by the Company´s Nomination and Governance Committee; and (ii) The Officers just elected declare that they are not forbidden by law to perform the activities proper to their office and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take

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office of their respective posts after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas - Vice Chair; Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. São Paulo, May 12, 2023.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 12, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer